

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Andrew Wilson
Chief Executive Officer
Electronic Arts, Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

> **Re: Electronic Arts, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **File No. 000-17948**

Dear Mr. Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Consolidated Financial Statements
Description of Business and Basis of Presentation
Revenue Recognition, page 53

1. Please quantify the amount of revenues attributable to your extra content and in-game purchases, and if material, tell us your consideration of providing additional disaggregated disclosures. We refer you ASC 606-10-50-5.

2. Please clarify your disclosures that indicate sales of extra content are accounted for in a manner consistent with the treatment for your Games with Services and Online-Hosted Service Games depending upon whether or not the extra content has offline functionality. Explain why your accounting treatment for the extra content depends on whether or not your games have offline functionality.

3. You disclose on page 48 that for games with services under the New Revenue Standard, generally 75 percent of the sales price is allocated to the software license performance

obligation and recognized at a point in time upon delivery (which is usually at or near the same time as the booking of the transaction), and the remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably over the Estimated Offering Period. Please help us understand and provide us with a detailed analysis of how you determined the percentage of the transaction price allocated to each performance obligation. Describe in greater detail the methods, inputs, estimates and assumptions that you considered in allocating the transaction price to the different performance obligations. We refer you to ASC 606-10-32-28 through 35.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services